OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

June 8, 2010

Via Electronic Transmission

Valerie J. Lithotomos, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:     Initial Registration Statement on Form N-1A
Oppenheimer Currency Opportunities Fund
(SEC File Nos. 333-165862; 811-22399)

Dear Ms. Lithotomos:

We have reviewed your comments on the initial registration statement on Form N-1A (the “Registration Statement”) for the Oppenheimer Currency Opportunities Fund (the “Fund”) filed with the Commission on April 1, 2010. For your convenience, we have included each of your comments in italics, followed by our responses.

The captions used below correspond to the captions the Fund uses in its initial Registration Statement and defined terms have the meanings defined therein.

Prospectus

General and Summary Prospectus

1. The registration statements were filed on the new Form N-1A, effective March 31, 2009. Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please review those Items to ensure that there is no extraneous information. For example, in the "Fees and Expenses of the Fund" section, please revise the phrase "The tables describe …" to state "This table describes …". Also, please change the heading "Examples" to read "Example," and state that "the following example is …".

The Fund's prospectus (the "Prospectus") has been drafted to comply with the recent revisions to Form N-1A, including revised Items 1 through 8. The "Fees and Expenses of the Fund" section and the "Example" disclosure have been revised as requested.

2. Please include a statement that there is no guarantee that the Fund’s investment objectives will be achieved. Please clarify principal strategies from non-principal strategies.

That disclosure is included in the third sentence of the first paragraph of the section "Principal Risks." The summary section includes the investment strategies that the Fund considers "principal" strategies.

3. In the section titled "Portfolio Turnover," please remove the phrase stating "but it anticipates that its portfolio turnover rate may exceed 100% of the average value of its portfolio," given that a fund may not estimate its portfolio turnover rate in this section.

We have removed that phrase as requested.

4. This comment was not applicable to Currency Opportunities Fund.

5. In the Currency Fund's principal investment strategies, please define "substantial portion of its assets." Please disclose whether maintaining a weighted average portfolio maturity of less than eighteen months is a principal strategy. Also, please disclose whether this fund has objectives in addition to total return (such as capital preservation). Also, please disclose whether the Fund will engage in frequent trading (i.e., turnover rate is over 100%), and if so, please add disclosure and a risk.

The Fund does not have any limits on the proportion of its assets that may be invested in derivatives and that amount is likely to change over time, based on market conditions.

Maintaining a weighted average portfolio maturity of less than 18 months is a principal strategy of this Fund.

The Fund does not have a secondary investment objective.

While the Fund may have a portfolio turnover rates higher than 100% during its first fiscal year, we do not consider that it poses a material risk to the Fund. We believe that the disclosure included in the newly required section "Portfolio Turnover" adequately informs investors about the consequences of high turnover rates.

6. In the Currency Fund, please discuss leverage in the strategies section, since risk of leverage is a principal risk.

Disclosure regarding leverage has been added to that section as requested.

7. In the section titled "The Fund's Past Performance," please add a phrase that the performance information will be available "showing the variability of returns compared to an index." See Inst. 1(b) to Item 4.

The specific example provided in Instruction 1(b) to Item 4 of Form N-1A would only be applicable to a fund that is able to include one year of performance. We do not feel that it is applicable to the Fund, since the prospectus does not include any performance information or any index at all. The information regarding the toll-free telephone number and website address is included as required by the last sentence of Item 4(b)(2)(i): "If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained."

Fees and Expenses of the Fund

8. The Fund’s Fees and Expenses Tables show voluntary fee waivers. Please delete the voluntary waivers from the tables. Only contractual waiver arrangements that are in effect for no less than one year from the date of a Fund's prospectus may appear in the fee table.

The referenced waivers are voluntary in that they may be withdrawn at any time after the end of the one year period following the effective date for the Fund's' Registration Statement. We have indicated in the footnote that they may not be withdrawn prior to that time.

9. Please delete the second paragraph of the introduction to the fee table. Also, please disclose in a footnote that "Other Expenses" are based on estimated amounts for current fiscal year. See Inst. 6(a) to Item 3.

We have revised this disclosure as requested.

10. We note that the Emerging Markets Fund does not limit its investments to a particular quality or rating category. Please disclose whether the Currency Fund has any limitations on quality or rating category.

The second and third sentences in the last paragraph of the section "Principal Investment Strategies" indicate that the Fund will only invest in "corporate debt instruments that are rated in the top three ratings by U.S. nationally recognized ratings services, or unrated securities that the Fund considers to be of comparable quality" except that those limits do not apply to sovereign debt.

11. This comment was not applicable to Currency Opportunities Fund.

More About the Fund

12. This comment was not applicable to Currency Opportunities Fund.

13. In the Currency Fund's section titled "Investing in Foreign Securities," please define short-term debt securities and state their credit quality.

We have deleted the words "short-term debt" in the section "Investing in Foreign Securities" since we feel that is a more appropriate section for the information.

14. In the Currency Fund, please describe further the investments in U.S. securities, and disclose how mortgage-related securities, pools of consumer loans, and other trade receivables relate to currency.

The Fund may invest in U.S. securities and may hold up to 20% of its investments in securities that are not related to currency opportunities if the portfolio manager believes that the markets may favor those investments.

The Fund may from time to time invest in U.S. government securities, especially T-bills. These securities can relate to currencies in the following ways:

When these securities are denominated in foreign currency, they have currency exposure; and

When these securities are denominated in U.S. dollars, they represent a cash collateral investment over which a derivative currency overlay, mainly in a forward currency contract, would be added to create foreign currency exposure.

It is not anticipated that the Fund will invest in mortgage-related securities, pools of consumer loans and other trade receivables.

15. In the Currency Fund, list the different types of derivative instruments and describe them. Also, please add that any investment in derivatives may be for speculative purposes. Also, add when the Fund will use derivatives for hedging purposes.

The Fund lists and describes the principal types of derivatives the portfolio managers anticipate using: options, futures, forward contracts, swaps (including credit default swaps, interest rate swaps and total return swaps) and "structured" notes. Options, futures and forward contracts are described in the section "Principal Investment Strategies" and swaps and "structured" notes are described in the section "About the Fund's Investments – Derivative Investments."

We have included the disclosure that derivatives "may involve significant risks" and "have the potential for unlimited loss" and that although the Fund may at times use currency derivatives for hedging, it "does not attempt to actively hedge its portfolio."

16. Please clarify that "Other" investment strategies and risks are "Non-principal."

We have indicated that the Fund might not use all of the "Other" investment strategies or it might only use them from time to time.

17. Please disclose the Fund’s percentage limits on their use of hedging instruments.

While the Fund has internal risk guidelines regarding the use of derivatives, it does not have any specific limits on their use. We have revised this disclosure accordingly.

18. This comment was not applicable to the Currency Opportunities Fund.

19. Please disclose that the amount of assets invested in Class Y is subject to risk of mass redemptions from other Oppenheimer funds.

In the section "Investments by "Funds of Fund"" we include the risk that "size of those [Class Y] purchases or redemptions" might be "significant relative to the size of the Fund's assets" and that the Oppenheimer funds of funds may buy and sell Fund shares frequently and "possibly on a daily basis during volatile market conditions."

20. Because Class Y shares are offered for fund of fund investments, please disclose that when assets decline rapidly, the expense ratio for Class Y (and other classes) of the Fund may increase.

We have added that disclosure as requested.

21. This comment was not applicable to the Currency Opportunities Fund.
22. The Currency Fund uses derivatives to gain "exposure" to the currency markets. Disclose how closely connected the price and performance of the derivatives are to the currency. Disclose why they are functionally the economic equivalent, and disclose the risks that the performance may vary from the actual currencies.

The currency exposure gained via a derivative contract, i.e. a forward contract, is economically equivalent to the exposure in the spot currency market at expiration since the forward contract settles in the spot market. The forward contract carries counterparty risk; this risk is instead absent when the currency exposure is obtained by owning a foreign security. Here are specific examples:
     Buying a Euro-denominated German T-bill provides interest income from the T-bill; and

Buying a US T-bill plus a Euro/U.S. Dollar forward contract provides income from the Euro libor rate embedded in the forward contract price.

The only small performance difference would be given by the source of interest income. However, the currency exposure and performance is the same.

23. In the Currency Fund's section titled "Loans of Portfolio Securities," please disclose the amount Goldman Sachs Bank, USA is paid, and file the securities lending agreement as an exhibit to the registration statement.

We do not consider securities lending to be a major strategy or a major risk of this Fund, nor are the amounts paid in that regard a material expense. We also do not regard the securities lending agreement to be "a material contract not made in the ordinary course of business." We have therefore not included information regarding the fees associated with this technique and have not filed the securities lending agreement as an exhibit.

How the Fund is Managed

24. Please disclose whether the Fund’s adviser monitors the portfolio trading activities of the underlying fund.

The Fund's investment adviser is also the investment adviser to Oppenheimer Institutional Money Market Fund, and as such monitors that Fund's investments and trading activities. That information is included in the section "Other Investment Strategies and Risks – Investments in Oppenheimer Institutional Money Market Fund."

25. Please confirm that there are no additional payments (such as 12b-1 fees) between the underlying funds and the Fund.

The Fund may invest in Class E shares of Oppenheimer Institutional Money Market Fund, which does not charge a 12b-1 fee and does not involve any other type of payment between that fund and the Fund.

More About your Account

26. Please disclose that the "certain sales charge waivers to purchases or redemptions" are voluntary, not contractual.

Although some of the referenced sales charge waivers are voluntary, others are not. As noted in this section of the prospectus, detailed information regarding the provisions applicable to each type of waiver is provided both online and in the Fund's Statement of Additional Information.

27. We suggest disclosing information regarding the Right of Accumulation earlier in the prospectus, when it is first referenced, as the information currently appears several pages later in the prospectus.

That information is included in the paragraph following the first reference to it in the prospectus.

Buying Shares

28. Please clarify that payments to third parties may create a conflict of interest by influencing a broker-dealer or a financial intermediary.

The section "Payments to Financial Intermediaries and Service Providers" discloses in detail the payments to third parties, including that those payments may "create an incentive for a financial intermediary or its representatives to recommend or offer shares of the Fund or other Oppenheimer funds to its customers."

29. Please clarify that a purchaser of shares would receive NAV next determined after receipt by the Distributor.

The third sentence in the section "The Price of Fund Shares" states that "The net asset value that applies to a purchase or redemption order is the next one calculated after the Distributor receives the order, in proper form as described in this prospectus, or after any agent appointed by the Distributor receives the order in proper form as described in this prospectus."

30. Please clarify that a redemption in kind would have the effect of the shareholder receiving illiquid securities.

The Fund's in-kind redemption procedures specify that portfolio securities be distributed on a pro-rata basis. As a result, shareholder might receive illiquid securities if such securities were held in the Fund's portfolio but would not necessarily receive that type of securities. We have added disclosure to that effect.

Statement of Additional Information

31. Please include a discussion of the Fund’s and underlying fund's liquidity policies, and, if applicable, include a risk factor addressing illiquid securities risk.

The Fund's liquidity policy is discussed in the section "Illiquid and Restricted Securities" in the prospectus, including the limitation that the Fund will not invest more than 15% of its net assets in illiquid securities. Additional information about illiquid securities is included in the section "Illiquid and Restricted Securities" in the Statement of Additional Information and in disclosure regarding individual types of securities that may present liquidity risks, both in the prospectus and in the Statement of Additional Information.

Although this Fund is not a fund of funds, it may invest in Oppenheimer Institutional Money Market Fund. That fund is subject to the requirements, including the liquidity requirements, of Rule 2(a)-7.

32. Please disclose the Fund’s percentage limitations on their investing in derivatives instruments (such as "structured" notes, swaps, options, forward contracts, and futures contracts.)

While the Fund has internal risk guidelines regarding the use of derivatives, it does not have any specific percentage limits on their use.

33. Please confirm that the 1/3 borrowing of total assets limit includes reverse repurchase agreements.

Reverse repurchase agreements are included in the borrowing limit.

34. Please state the Fund’s liquidity policies in the SAI.

Please see our response to comment 31 above.

General Comments

35. We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

We anticipate completing all of the required information in Pre-Effective Amendment #1 to the Fund's Registration Statement.

36. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to Nancy S. Vann at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

Tel: (212) 323-5089

Fax: (212) 321-4071

nvann@oppenheimerfunds.com

Sincerely,

/s/ Mitchell J. Lindauer

Mitchell J. Lindauer

Vice President & Assistant General Counsel

OppenheimerFunds, Inc.

cc:     K&L Gates LLP

     Gloria LaFond

     Nancy S. Vann, Esq.